BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Bryce Cox B.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

November 8, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance
C/o Susan Min

Dear Sirs:

Re: GLOBAL HUNTER CORP. (the "Issuer")
(Formerly Auterra Ventures Inc.)
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4653

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since August 3, 2004:

A. Copy of Notice of Alteration dated February 23, 2005 and effective February 24, 2005 changing the Issuer' name from Auterra Ventures Inc. to Global Hunter Corp.

B. Copies of Notices of Change of Directors filed during the relevant period.

C. Copies of (certified copies of) Notices of Articles issued by the Registrar of Companies during the relevant period.

D. Copy of the Issuer's Annual Report on Form 6 as of March 30, 2005.

E. Annual General Meeting

dlw 11/30

- copy of Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting
- copy of Information Circular
- copy of Form of Proxy
- copy of Financial Statements Annual Return Card

F. Special General Meeting

- copy of Notice of Meeting and Record Date
- copy of Notice of Special General Meeting
- copy of Information Circular
- copy of Form of Proxy
- copy of Request for Voting Instructions

G. Audited Financial Statements and accompanying Management Discussion and Analysis ("MD&A")

- copy of audited financial statements for the year ended February 28, 2005 with MD&A

H. Copies of Certifications of Annual Filings (Forms 52-109F1) filed with the British Columbia and Alberta Securities Commissions.

I. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the periods ended August 31, 2004, November 30, 2004, May 31, 2005 and August 31, 2005 with relevant MD&A.

J. Copies of Certifications of Interim Filings (Forms 52-109FT2 and 52-109F2) filed with the British Columbia and Alberta Securities Commissions.

K. Copies of news releases issued during the relevant period.

L. Copies of Exempt Distribution Reports (Form 45-103F4) filed with the British Columbia Securities Commission.

M. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

N. Copies of TSX Venture Exchange bulletins/ letters of approval.

We also enclose an updated Schedule of Reporting Obligations for the Issuer.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: ______________________

GWEN WEGNER
Paralegal

Enclosures

cc: *Global Hunter Corp.*
Attn.: Rod Husband, President

82-4653

Date and Time: September 21, 2005 12:16 PM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	**February 23, 2005 02:42 PM Pacific Time**
Alteration Date and Time:	**Notice of Articles Altered on February 24, 2005 12:01 AM Pacific Time**

NOTICE OF ALTERATION

Incorporation Number:
BC0343037

Name of Company:
AUTERRA VENTURES INC.

Name Reservation Number:
NR8362953

Name Reserved:
GLOBAL HUNTER CORP.

ALTERATION EFFECTIVE DATE:

Specified Date and Time of Alteration: February 24, 2005 12:01 AM Pacific Time

CHANGE OF NAME OF COMPANY

From:
AUTERRA VENTURES INC.

To:
GLOBAL HUNTER CORP.

82-4653

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
SECTION 127

Filed Date and Time: **February 08, 2005 03:05 PM Pacific Time**

Incorporation Number:
BC0343037

Name of Company:
AUTERRA VENTURES INC.

Date of Change of Directors

February 01, 2005

New Director(s)

Last Name, First Name, Middle Name:
HUSBAND, ROD

Mailing Address:
16657 ROSEWOOD PLACE
SURREY BC V4N 1W1
CANADA

Delivery Address:
16657 ROSEWOOD PLACE
SURREY BC V4N 1W1
CANADA

Director(s) as at February 01, 2005

Last Name, First Name, Middle Name:
BERAR, VIC

Mailing Address:
8921 NO 4 ROAD
RICHMOND BC V6Y2T7

Delivery Address:
8921 NO 4 ROAD
RICHMOND BC V6Y2T7

Last Name, First Name, Middle Name:
HARRIS, BRIAN

Mailing Address:
4760 WILLIAMS RD
RICHMOND BC V7E1J9

Delivery Address:
4760 WILLIAMS RD
RICHMOND BC V7E1J9

Last Name, First Name, Middle Name:
HUSBAND, ROD

Mailing Address:
16657 ROSEWOOD PLACE
SURREY BC V4N 1W1
CANADA

Delivery Address:
16657 ROSEWOOD PLACE
SURREY BC V4N 1W1
CANADA

Last Name, First Name, Middle Name:
KENWOOD, STEPHEN

Mailing Address:
2073 149TH STREET
SURREY BC V3L4W2

Delivery Address:
2073 149TH STREET
SURREY BC V3L4W2

Last Name, First Name, Middle Name:
ROLAND, RAYMOND

Mailing Address:
SUITE 305 1132 HARO ST
VANCOUVER BC V6E1C9

Delivery Address:
SUITE 305 1132 HARO ST
VANCOUVER BC V6E1C9

Last Name, First Name, Middle Name:
TORRANCE, TOM

Mailing Address:
202 3288 CAPILANO CRES
NORTH VANCOUVER BC V7R4H7

Delivery Address:
202 3288 CAPILANO CRES
NORTH VANCOUVER BC V7R4H7

Date and Time: September 21, 2005 12:15 PM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **April 20, 2005 01:09 PM Pacific Time**

Incorporation Number:
BC0343037

Name of Company:
GLOBAL HUNTER CORP.

Date of Change of Directors

March 31, 2005

Director(s) who have ceased to be Directors

Last Name, First Name, Middle Name:
HARRIS, BRIAN

Mailing Address:
4760 WILLIAMS RD
RICHMOND BC V7E1J9

Delivery Address:
4760 WILLIAMS RD
RICHMOND BC V7E1J9

Director(s) as at March 31, 2005

Last Name, First Name, Middle Name:
BERAR, VIC

Mailing Address:
8921 NO 4 ROAD
RICHMOND BC V6Y2T7

Delivery Address:
8921 NO 4 ROAD
RICHMOND BC V6Y2T7

Last Name, First Name, Middle Name:
HUSBAND, ROD

Mailing Address:
16657 ROSEWOOD PLACE
SURREY BC V4N 1W1
CANADA

Delivery Address:
16657 ROSEWOOD PLACE
SURREY BC V4N 1W1
CANADA

Last Name, First Name, Middle Name:
KENWOOD, STEPHEN

Mailing Address:
2073 149TH STREET
SURREY BC V3L4W2

Delivery Address:
2073 149TH STREET
SURREY BC V3L4W2

Last Name, First Name, Middle Name:
ROLAND, RAYMOND

Mailing Address:
SUITE 305 1132 HARO ST
VANCOUVER BC V6E1C9

Delivery Address:
SUITE 305 1132 HARO ST
VANCOUVER BC V6E1C9

Last Name, First Name, Middle Name:
TORRANCE, TOM

Mailing Address:
202 3288 CAPILANO CRES
NORTH VANCOUVER BC V7R4H7

Delivery Address:
202 3288 CAPILANO CRES
NORTH VANCOUVER BC V7R4H7

82-4653

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

J S Powell
February 24, 2005

This Notice of Articles was issued by the Registrar on: February 24, 2005 12:01 AM Pacific Time

Incorporation Number: **BC0343037**

Recognition Date: Incorporated on March 30, 1988

NOTICE OF ARTICLES

Name of Company:

GLOBAL HUNTER CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

RECORDS OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

DIRECTOR INFORMATION

Last Name, First Name Middle Name:
BERAR, VIC

Mailing Address:
8921 NO 4 ROAD
RICHMOND BC V6Y2T7

Delivery Address:
8921 NO 4 ROAD
RICHMOND BC V6Y2T7

Last Name, First Name Middle Name:
HARRIS, BRIAN

Mailing Address:
4760 WILLIAMS RD
RICHMOND BC V7E1J9

Delivery Address:
4760 WILLIAMS RD
RICHMOND BC V7E1J9

Last Name, First Name Middle Name:
KENWOOD , STEPHEN

Mailing Address:
2073 149TH STREET
SURREY BC V3L4W2

Delivery Address:
2073 149TH STREET
SURREY BC V3L4W2

Last Name, First Name Middle Name:
ROLAND, RAYMOND

Mailing Address:
SUITE 305 1132 HARO ST
VANCOUVER BC V6E1C9

Delivery Address:
SUITE 305 1132 HARO ST
VANCOUVER BC V6E1C9

Last Name, First Name Middle Name:
TORRANCE , TOM

Mailing Address:
202 3288 CAPILANO CRES
NORTH VANCOUVER BC V7R4H7

Delivery Address:
202 3288 CAPILANO CRES
NORTH VANCOUVER BC V7R4H7

Last Name, First Name Middle Name:
HUSBAND, ROD

Mailing Address:	**Delivery Address:**
16657 ROSEWOOD PLACE SURREY BC V4N 1W1	16657 ROSEWOOD PLACE SURREY BC V4N 1W1

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1. 50,000,000	Common Shares	Without Par Value Without Special Rights or Restrictions attached

82-4658

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

Liz Mueller
LIZ MUELLER
April 20, 2005

This Notice of Articles was issued by the Registrar on: April 20, 2005 01:09 PM Pacific Time

Incorporation Number: **BC0343037**

Recognition Date: Incorporated on March 30, 1988

NOTICE OF ARTICLES

Name of Company:

GLOBAL HUNTER CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BERAR, VIC

Mailing Address:	Delivery Address:
8921 NO 4 ROAD RICHMOND BC V6Y2T7	8921 NO 4 ROAD RICHMOND BC V6Y2T7

Last Name, First Name, Middle Name:
KENWOOD, STEPHEN

Mailing Address:	Delivery Address:
2073 149TH STREET SURREY BC V3L4W2	2073 149TH STREET SURREY BC V3L4W2

Last Name, First Name, Middle Name:
ROLAND, RAYMOND

Mailing Address:	Delivery Address:
SUITE 305 1132 HARO ST VANCOUVER BC V6E1C9	SUITE 305 1132 HARO ST VANCOUVER BC V6E1C9

Last Name, First Name, Middle Name:
TORRANCE, TOM

Mailing Address:	Delivery Address:
202 3288 CAPILANO CRES NORTH VANCOUVER BC V7R4H7	202 3288 CAPILANO CRES NORTH VANCOUVER BC V7R4H7

Last Name, First Name, Middle Name:
HUSBAND, ROD

Mailing Address:	Delivery Address:
16657 ROSEWOOD PLACE SURREY BC V4N 1W1 CANADA	16657 ROSEWOOD PLACE SURREY BC V4N 1W1 CANADA

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	50,000,000	Common Shares	Without Par Value Without Special Rights or Restrictions attached

Date and Time: September 21, 2005 12:15 PM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report
BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **April 27, 2005 03:36 PM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY	
GLOBAL HUNTER CORP. 501 - 905 WEST PENDER STREET VANCOUVER BC V6C 1L6 CANADA	INCORPORATION NUMBER **BC0343037**
	DATE OF RECOGNITION **March 30, 1988**
	DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF RECOGNITION IN BC) **March 30, 2005**

OFFICER INFORMATION AS AT March 30, 2005

Last Name, First Name, Middle Name:
HUSBAND, ROD
Office(s) Held: (CEO, President)

Mailing Address:
300 - 905 WEST PENDER ST.
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
300 - 905 WEST PENDER ST.
VANCOUVER BC V6C 1L6
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND

Office(s) Held: (CFO, Secretary)

Mailing Address:
SUITE 305 1132 HARO ST
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
SUITE 305 1132 HARO ST
VANCOUVER BC V6E 1C9
CANADA
